SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

NOTICE OF POSTPONEMENT AND CONVOCATION

TO THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

In view of the postponement of the Extraordinary General Meeting originally called for May 28, 2026, at 3 p.m., according to the reasons described in the Notice to Shareholders released by the Company on this date, the shareholders of BRASKEM S.A. ("Shareholders" and "Company", respectively) are hereby summoned to meet in an Extraordinary Shareholders' Meeting, exclusively digitally, pursuant to article 5, paragraph 2, item I and article 28, paragraphs 2 and 3, of CVM Resolution No. 81/22 ("CVM Resolution 81"), to be held on June 08, 2026, at 3 p.m., through the Webex digital platform ("Digital Platform" and "Meeting", respectively), in order to, in the context of the shareholding transaction subject to the Material Facts disclosed on April 20 and 23, 2026, to resolve on the following Agenda:

1.               Reformulation of the Bylaws to:

1.1.           Amendment of articles 1, 2, 4, 6, 7, 9, 10, 13, 15, 16, 24, 34, 35, 39, 42, 43, 45, 46, 47, 48, 50, 51 and 52, to improve, clarify and ensure consistent wording, renumbering and adjustments to cross-references;

1.2.           Amendment of articles 11, 12, 14, 17, 18, 19, 20, 21, 22, 23, 25, 26, 27, 28, 29, 30, 31, 32, 33, 36, 37, 38, 40, 41, 44 and 49, to reflect the provisions of the new Shareholders' Agreement, pursuant to the Material Fact of April 23, 2026, and the new governance practices and improvements to be implemented, including the extension of the minimum period for convening and reviewing the list of competencies of the general meeting, the rules related to the composition, operation and list of competencies of the Board of Directors and the Executive Board, the incorporation into the bylaws of the Finance and Investment Committee; Strategy, Sustainability and Communication Committee; People and Organization Committee; Safety, Environment and Health Committee (SMS), which are thus also statutory; in addition to the simplification of the statutory discipline of the Statutory Compliance and Audit Committee – CAE, as well as to improve the wording and consistency adjustments with other changes;

2.               Due to the changes resolved in the items above, resolve on the consolidation of the Company's Bylaws, including renumbering articles and paragraphs as applicable;

3.               Once the amendment to the bylaws of the term of office of the Board of Executive Officers contained in item 1.2 of the agenda is approved, to authorize the Board of Directors of the Company to anticipate the end of the current term of office of the Executive Board (until 2027) and the beginning of a new term of office of two (2) years, in order to coincide it with the term of office of the Board of Directors started as of the election at the AGM on April 29, 2026;

4.	Election of the members of the Company's Board of Directors; and
5.	Replacement of full and alternate members of the Company's Fiscal Council.

General Information:

1. The Management Proposal ("Proposal") contemplating all documentation related to the matters included in the Agenda, the remote voting ballot ("Ballot") and other documents provided for in CVM Resolution 81 and other information relevant to the exercise of the right to vote at the Meeting, were made available to the Company's Shareholders on April 28, 2026, as provided for in CVM Resolution 81, and can be accessed through the websites of CVM (www.cvm.gov.br), the Company (www.braskem.com.br/ri) and B3 S.A. – Brasil, Bolsa, Balcão ("B3") (www.b3.com.br).

2. As permitted by the Brazilian Corporation Law and CVM Resolution 81, the Meeting will be held exclusively digitally, which is why the Shareholder's participation may only be:

(a)	via remote voting ballot ("Ballot"), and detailed guidelines on the documentation required for remote voting are contained in the Ballot and in the Manual for Shareholder Participation in the Meeting, which can be accessed on the websites mentioned above; and

(b)	via Digital Platform, in person or by an attorney-in-fact duly appointed pursuant to article 28, paragraphs 2 and 3 of CVM Resolution 81, in which case the Shareholder may: (i) simply participate in the Meeting, whether or not they have sent the Ballot; or (ii) participate and vote at the Meeting, noting that, as for the Shareholder who has already sent the Ballot and who, if they wish, votes at the Meeting, all voting instructions received by means of the Ballot will be disregarded.

As authorized by CVM Resolution No. 81, the voting instructions received through the remote voting ballots previously submitted in relation to the matters on the EGM's Agenda will be considered valid.

3. Documents required for access to the Digital Platform:

Shareholders who wish to participate in the Meeting must send to the e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, at least two (2) days in advance of the date designated for the Meeting, that is, until June 06, 2026, the following documents, whether the shareholder is Brazilian or foreign:

(i)	proof issued by the depositary financial institution of the book-entry shares held by it, demonstrating the ownership of the shares;

(ii)	if the Shareholder is (a) an individual, the Shareholder's identity document; or (b) legal entity, instrument of incorporation, bylaws or articles of association, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Board that prove the powers of representation;

(iii)	if the Shareholder is an investment fund, the fund's bylaws, together with the information referred to above in relation to its administrator or manager, in accordance with the rules of representation provided for in the fund's bylaws;

(iv)	additionally, in the case of representation of a Shareholder (individual, legal entity or investment fund) by an attorney-in-fact, (a) the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporation Law; and (b) identity document of the attorney-in-fact; and

(v)	in relation to the Shareholders participating in the fungible custody of registered shares, the statement containing the respective shareholding, issued by the competent entity.

Pursuant to article 6, paragraph 3 of CVM Resolution 81, access to the Digital Platform will not be admitted to Shareholders who do not submit the necessary participation documents within the period provided for herein.

The Company clarifies that it will waive the need to send the physical copies of the Shareholders' representation documents to the Company's office, as well as the notarization of the grantor's signature on the power of attorney for the Shareholder's representation, notarization, consularization, apostille and sworn translation of all the Shareholder's representation documents, and it is sufficient to send a simple copy of the original of such documents to the Company's e-mail indicated above.

The Company does not admit powers of attorney granted by Shareholders by electronic means (i.e., digitally signed powers of attorney without any digital certification).

4. We hereby inform that the minimum percentage of participation in the voting capital required to request the adoption of the multiple voting process for the election of the members of the Board of Directors is 5.0% (five percent).

5. Detailed information on the rules and procedures for participation in the Meeting, including guidelines on access to the Digital Platform and for sending the Ballot, are contained in the Manual for Shareholder Participation in the Meeting, the Company's Management Proposal and other documents available on the websites of the CVM (www.cvm.gov.br), the Company (www.braskem.com.br/ri) and B3 (www.b3.com.br).

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.